

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2022

Jana Litsey
General Counsel
Huntington Bancshares Incorporated
41 South High Street
Columbus, Ohio 43287

> **Re: Huntington Bancshares Incorporated**
> **Registration Statement on Form S-4**
> **Filed on March 14, 2022**
> **File No. 333-263547**

Dear Ms. Litsey:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Wall at 202-551-4162 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance